SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Penn Virginia Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

70788V102
(CUSIP Number)

Gina N. Scianni, Esq.
c/o Contrarian Capital Management, L.L.C.
411 West Putnam Avenue, Suite 425
Greenwich, Connecticut 06830
(203) 862-8243 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Contrarian Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,118,075
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,118,075
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,118,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 70788V102	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.01 per share, of Penn Virginia Corporation, a Virginia corporation (the “Issuer”). The principal executive office of the Issuer is located at 14701 St. Mary’s Lane, Suite 275, Houston, Texas 77079.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Contrarian Capital Management, L.L.C. (the “Reporting Person”). The Reporting Person, a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts (the “Contrarian Funds”). The managing member of the Reporting Person is Jon R. Bauer (the “Managing Member”).

(b) The principal business address of the Reporting Person and the Managing Member is 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.

(c) The principal business of the Reporting Person and the Managing Member is investing for accounts under their management.

(d) Neither the Reporting Person nor the Managing Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware. The Managing Member is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 1,118,075 Shares reported herein as beneficially owned by the Reporting Person at an aggregate cost of approximately $24.6 million. The Reporting Person may effect purchases of the Shares through margin accounts maintained for them with prime brokers, which may extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because it believed that the Shares were undervalued and represented an attractive investment opportunity.

CUSIP No. 70788V102	SCHEDULE 13D	Page 4 of 7 Pages

The Reporting Person attended a meeting held on December 6, 2017 organized by the Chairman of the Board of Directors of the Issuer (the “Board”) at which other shareholders of the Issuer were present at which time the Issuer’s performance, operations, strategic direction, management and Board composition were discussed. These discussions are ongoing.

The Reporting Person may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person’s investment in the Shares and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, Board composition, management, capitalization and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, governance, Board composition, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 15,004,270 Shares outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the Securities and Exchange Commission on November 9, 2017.

As of the date hereof, the Reporting Person may be deemed to beneficially own 1,118,075 Shares, representing approximately 7.5% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive power over 1,118,075 Shares, which power is exercised by the Managing Member.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Person and the Contrarian Funds is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. Contrarian Capital Fund I, L.P., a Contrarian Fund, has the right to receive dividends from, and proceeds from the sale of, more than 5% of the Shares.

(e) Not applicable.

CUSIP No. 70788V102	SCHEDULE 13D	Page 5 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 70788V102	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

CONTRARIAN CAPITAL MANAGEMENT L.L.C.

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CUSIP No. 70788V102	SCHEDULE 13D	Page 7 of 7 Pages

Schedule A

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/7/2017	31,998	39.363